Exhibit 99.1

 PRESS RELEASE

BROOKFIELD INFRASTRUCTURE REPORTS
2015 YEAR-END RESULTS

2016 distributions increased by 7.5%

Brookfield, News, February 3, 2016 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced our results for the year ended December 31, 2015.

	Three Months Ended		Year Ended
For the periods ended Dec. 31 US$ millions (except per unit amounts)	2015	2014	2015	2014
FFO[1]	$204	$180	$808	$724
– per unit[2]	$0.89	$0.86	$3.59	$3.45
Net income	$25	$67	$298	$184
– per unit[3]	$0.04	$0.28	$1.04	$0.67

In 2015, Brookfield Infrastructure generated funds from operations ("FFO") totaling $808 million ($3.59 per unit), compared with $724 million ($3.45 per unit) in 2014. Results benefitted from the contribution of our newly acquired communications infrastructure assets, in addition to solid organic growth across the business, which more than offset the impact of foreign exchange. Our payout ratio4 for the year was 68%, which remains within our target range of 60-70%.

We reported net income of $298 million ($1.04 per unit) for the year ended December 31, 2015, compared to $184 million ($0.67 per unit) in the prior year.  The increase in net income is attributable to higher earnings generated predominantly from our utilities and transport operations, the gain on the sale of our New England electricity transmission operation and revaluation gains associated with hedge positions, partially offset by the impact of foreign exchange.

"After a good year in 2015, our business is well positioned to prosper in 2016.  Our operations are performing well, our balance sheet is strong and we have almost $3 billion of liquidity," said Sam Pollock, CEO of Brookfield Infrastructure. "With our unique internally generated organic growth and ability to recycle capital, we will continue to generate steady, predictable growth.  We are also enthusiastic about the potential for value based transactions in Brazil and North American energy infrastructure in the years ahead that would be highly profitable for the business."

Segment Performance

Our utilities segment generated FFO of $387 million during 2015, an increase of 5% from the prior year. On a constant currency basis, results were up 9% driven by inflation indexation and investments in growth capital projects across the segment.

Our transport segment generated FFO of $398 million, an increase of $6 million from the prior year.  Our results benefitted from tariff growth across the majority of our operations, higher volumes at our rail logistics business in Brazil and cost savings at our Australian rail operation. These positive results were offset by a strong U.S. dollar, which reduced results in this segment by approximately $60 million.

Our energy segment generated FFO of $90 million for 2015, compared to $68 million in the prior year, mainly as a result of organic growth initiatives. Same-store growth for this segment was 18% for the year, driven primarily by improved volumes at our North American natural gas transmission business, and a more meaningful contribution from our district energy business that continues to execute on a multifaceted growth strategy.

Our French communications infrastructure business, acquired in March of this year, delivered FFO of
 $60 million in 2015.  Results, so far, have been slightly ahead of underwriting.

The following table presents net income and FFO by segment:

	Three Months Ended		Year Ended
For the periods ended Dec. 31 US$ millions (except per unit amounts)	2015	2014	2015	2014
Net income (loss) by segment
Utilities	$60	$27	$210	$154
Transport	30	28	135	103
Energy	(17)	(1)	—	4
Communications Infrastructure	8	—	15	—
Corporate and other	(56)	13	(62)	(77)
Net income	$25	$67	$298	$184

FFO by segment
Utilities	$100	$93	$387	$367
Transport	95	101	398	392
Energy	20	16	90	68
Communications Infrastructure	20	—	60	—
Corporate and other	(31)	(30)	(127)	(103)
FFO	$204	$180	$808	$724

Update on Strategic Initiatives

Over the past year we have continued to pursue investments to build out our operations.  Weakness in commodity markets, parts of the capital markets, and certain economies around the world have created numerous opportunities to deploy the capital we raised during 2015.

•
Australian Transport – In August 2015, a consortium led by Brookfield Infrastructure reached an agreement with the Board of Asciano Limited ("Asciano" or "the company") to take the business private in a transaction valued at approximately A$12 billion. Our transaction was subject to a regulatory review and as previously disclosed, the regulator's initial assessment of the impact of the transaction on competition in the Australian rail sector differed from our own.

Over the past several months we have engaged with the Australian Competition and Consumer Commission ("ACCC") and various customers to address these concerns. In the meantime a consortium of prominent infrastructure investors put forward a competing proposal to Asciano and its shareholders. During the quarter, our consortium acquired a toehold position in Asciano to improve our position to successfully complete the transaction. Our consortium acquired a direct interest of approximately 14.9% and a further economic interest of 4.3% of the company at A$8.80 per share.   Brookfield Infrastructure's share of that investment was approximately $900 million.

We expect that this transaction will play out over the coming weeks and months. The competing proposal, as well as our own, requires undertakings to the ACCC. The ACCC has committed to comment on the two proposals, including the adequacy of our undertakings, by February 18th. The outcome of these deliberations may have significant bearing on which transaction ultimately is successful. Our consortium is comprised of a number of the largest and most sophisticated infrastructure investors globally. We are confident that we have the resources and flexibility to further refine our proposal if necessary, to satisfy the concerns of the ACCC and continue to provide a compelling value proposition to Asciano shareholders. While we will not at this stage comment on what the specific terms of a revised proposal might be, some of our alternatives include reducing the size of our participation in the transaction, which will correspondingly enable us to reduce the use of BIP units as part of the consideration.  Rest assured, despite the competitive nature of the transaction, we will remain disciplined and very patient.

•
Energy Infrastructure – We are pleased to have partnered with Kinder Morgan Inc. ("Kinder") on the joint acquisition of the remaining 53% of Natural Gas Pipeline Company of America LLC ("NGPL") that we did not collectively own and now own the business 50:50 with Kinder.  We invested approximately $106 million to acquire our additional stake and over time anticipate further capital commitments to fund projects and delever the business. We believe this business will be one of our main organic growth contributors as we expect EBITDA to grow by approximately 20% in 2016 with a further step-up in 2017 and 2019. Now that we have solidified our investment in NGPL, our focus will turn towards new energy infrastructure opportunities in North America, where we believe, for the first time in many years, we will be able to make investments on a value basis.

•
Brazil – Recently, we decided to drop our efforts to acquire a 25% stake in Invepar from OAS, as we could not reach an acceptable agreement with various stakeholders. However, our due diligence effort has not gone to waste.  Concurrent with our discussions with OAS, we were offered the opportunity to fund R$500 million (~$125 million) of a total R$2.0 billion shareholder loan directly into Invepar. The loan is indexed to inflation, bears interest at approximately 20% and is repayable with any asset sale proceeds. Invepar will likely proceed with assets sales and we will be in a strong position to compete as we have already completed due diligence on all of the assets.

We are also currently evaluating a number of "once in lifetime" opportunities across several sectors in Brazil including gas and electricity transmission, roads and rail. We are particularly enthusiastic about gas and electricity transmission opportunities as these assets have availability-based revenue frameworks and revenue indexation.

•
Capital Recycling – As part of our previously announced capital recycling program, subsequent to year end, we entered into definitive agreements to sell our Ontario electricity transmission operation. This business generates steady and reliable cash flows, but we believe we can reinvest the proceeds into higher returning assets. Upon completion of a sales process that attracted substantial interest from multiple buyers, we agreed to sell this business for gross proceeds of approximately C$370 million, resulting in net proceeds of approximately C$220 million, which translates to a multiple of rate base of close to 1.7 times. On closing of this transaction, we will have generated an internal rate of return on this investment of approximately 20% since acquisition by Brookfield Infrastructure.  We expect this transaction to close by the end of 2016.

Balance Sheet Update

Brookfield Infrastructure continues to focus on maintaining a solid balance sheet and ensuring we have ample liquidity to support our growth. In the fourth quarter we executed on several transactions that enhanced our overall liquidity position.

•
C$500 million corporate bond issuance – The issuance comprised two tranches, including C$375 million of five-year notes and C$125 million of three-year notes, with coupons of 3.538% and 3.034%, respectively.  These notes were swapped into U.S. dollars on a matched maturity basis at an all-in weighted average rate of 3.79%.

•	C$125 million of Cumulative Class A Preferred Limited Partnership Units – These preferred units yield 5.50% annually for the initial period ending December 31, 2020.
•
$450 million upsizing of our committed bi-lateral corporate facility to $1.875 billion – In addition, subsequent to year end, we entered into a subordinated facility with Brookfield Asset Management for $500 million, which takes our total availability under these facilities to almost $2.4 billion.

By completing these balance sheet initiatives, we currently have almost $3 billion of total liquidity in the system.

Distribution Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.57 per unit, payable on March 31, 2016 to unitholders of record as at the close of business on February 29, 2016.  This distribution represents a 7.5% increase compared to the prior year.  The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1 and Series 3 have also been declared.

Additional Information

Brookfield Infrastructure's Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

– ends –

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications sectors across North and South America, Australia and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion of assets under management. For more information, go to www.brookfield.com

Please note that BIP's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldinfrastructure.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Andrew Willis Senior Vice President, Communications and Media Tel: (416) 369-8263 Email: andrew.willis@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure's 2015 Year-End Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure's website under the Investor Relations section at www.brookfieldinfrastructure.com.

The conference call can be accessed via webcast on February 3, 2016 at 9:00 a.m. Eastern Time at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or 1-604-674-8052 (Password 9245#).

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "target", "future", "growth", "expect",  "believe", "plan", "should", "optimistic", "can", "may",  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure's business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure's businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure's results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.
1	FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 6 of this release.
2	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and 12 months ended December 31, 2015 were 230.0 million and 224.9 million, respectively (For the three and 12 months ended December 31, 2014 – 210.1 million).
3	Represents net income per limited partnership unit.
4	Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended		For the 12 months ended
For the periods ended Dec. 31 US$ millions, unaudited	2015	2014	2015	2014

Adjusted EBITDA
Utilities	$133	$131	$524	$519
Transport	131	148	555	599
Energy	42	34	166	139
Communications Infrastructure	22	—	66	—
Corporate and other	(35)	(31)	(134)	(115)
Total	293	282	1,177	1,142

Financing costs	(101)	(101)	(396)	(416)
Other income (expenses)	12	(1)	27	(2)
Funds from operations (FFO)	204	180	808	724

Depreciation and amortization	(162)	(122)	(506)	(481)
Deferred taxes and other items	(17)	9	(4)	(59)
Net income attributable to the partnership	$25	$67	$298	$184

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 9 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.è

Brookfield Infrastructure Partners L.P.
 Statements of Partnership Capital

	As of
US$ millions, unaudited	Dec 31, 2015	Dec 31, 2014

Assets
Operating Platforms
Utilities	$2,002	$1,962
Transport	3,220	2,457
Energy	1,009	786
Communications infrastructure	438	—
Cash and cash equivalents	286	317
	$6,955	$5,522

Liabilities
Corporate borrowings	$1,380	$588
Other liabilities	196	56
	1,576	644
Capitalization
Partnership capital	5,379	4,878
	$6,955	$5,522

Notes:
Partnership capital in these statements represents Brookfield Infrastructure's investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure's Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 8 of this release.

Brookfield Infrastructure Partners L.P.
 Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Dec 31, 2015	Dec 31, 2014

Assets
Cash and cash equivalents	$199	$189
Financial assets	279	305
Property, plant and equipment	7,632	8,084
Intangible assets	3,296	3,575
Investments in associates	2,973	2,412
Investment properties	153	162
Deferred income taxes and other	2,623	1,201
Assets classified as held for sale	580	567
Total assets	$17,735	$16,495

Liabilities and partnership capital
Corporate borrowings	$1,380	$588
Non-recourse borrowings	5,852	6,221
Financial liabilities	582	603
Deferred income taxes and other	2,470	2,562
Liabilities directly associated with assets classified as held for sale	275	199
Total liabilities	10,559	10,173

Partnership capital
Limited partners	3,838	3,533
General partner	23	24
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,518	1,321
Interest of others in operating subsidiaries	1,608	1,444
Preferred unit holders	189	—
Total partnership capital	7,176	6,322
Total liabilities and partnership capital	$17,735	$16,495

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended		For the 12 months ended
For the periods ended Dec. 31 US$ millions, except per unit information, unaudited	2015	2014	2015	2014

Revenues	$455	$465	$1,855	$1,924
Direct operating costs	(199)	(203)	(798)	(846)
General and administrative expenses	(35)	(31)	(134)	(115)
Depreciation and amortization expense	(82)	(98)	(375)	(380)
	139	133	548	583
Interest expense	(94)	(95)	(367)	(362)
Share of earnings from associates	14	9	69	50
Mark-to-market on hedging items	(26)	29	83	38
Other (expenses) income	(28)	(12)	54	(1)
Income before income tax	5	64	387	308
Income tax (expense) recovery
Current	(1)	(7)	(22)	(30)
Deferred	30	6	26	(49)
Net income	34	63	391	229
Non-controlling interest of others in operating subsidiaries	(9)	4	(93)	(45)
Net income attributable to partnership	$25	$67	$298	$184

Attributable to:
Limited partners	6	41	166	101
General partner	17	11	66	44
Non-controlling interest – redeemable partnership units held by Brookfield	2	15	66	39
Basic and diluted earnings per unit attributable to:
Limited partners[1]	$0.04	$0.28	$1.04	$0.67

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 months ended December 31, 2015 were 162.1 million and 159.3 million respectively (2014 – 150.3 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended		For the 12 months ended
For the periods ended Dec. 31 US$ millions, unaudited	2015	2014	2015	2014

Operating Activities
Net income	$34	$63	$391	$229
Adjusted for the following items:
Share of earnings from associates, net of distributions	5	5	18	(12)
Depreciation and amortization expense	82	98	375	380
Mark-to-market on hedging items	26	(29)	(83)	(38)
Provisions and other items	31	16	39	29
Deferred tax (recovery) expense	(30)	(6)	(26)	49
Change in non-cash working capital, net	(54)	13	(80)	54
Cash from operating activities	94	160	634	691

Investing Activities
Net investments in:
Operating assets	(36)	(51)	(26)	(89)
Associates	(131)	(65)	(681)	(447)
Long-lived assets	(137)	(104)	(510)	(439)
Financial assets	(1,265)	(30)	(1,307)	(120)
Net settlement of foreign exchange contracts	(18)	48	175	22
Cash used by investing activities	(1,587)	(202)	(2,349)	(1,073)

Financing Activities
Distribution to limited and general partners	(140)	(112)	(546)	(448)
Net borrowings:
Corporate	784	(16)	899	246
Subsidiary	73	334	53	556
Other	131	—	93	—
Issuance of preferred units	93	—	189	—
(Repurchases) issuances of partnership units	(2)	—	866	2
Capital provided by non-controlling interest, net of distributions	189	(196)	211	(314)
Cash from financing activities	1,128	10	1,765	42

Cash and cash equivalents
Change during the period	$(365)	$(32)	$50	$(340)
Impact of foreign exchange on cash	(5)	(13)	(32)	(9)
Cash reclassified as held for sale	(8)	—	(8)	—
Balance, beginning of period	577	234	189	538
Balance, end of period	$199	$189	$199	$189